Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of
December 31, 2018, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934 as a
PUBLIC DOCUMENT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38818

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____**01/01/18**_____ AND ENDING _____**12/31/18**_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                                    FIRM I.D. NO.

1000 Hart Road, Suite 260
                                  (No. and Street)

Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens   **847-304-1550**
                                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
               (Name - if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Ste 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James R. Stevens**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Research & Trading, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature



Notary Public

Chief Executive Officer
Title

STATE __IL__ COUNTY __Lake__

SIGNED BEFORE ME 12th DAY Feb , 2019

NOTARY PUBLIC __Christopher Heller__

This report** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows.
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	Exemption Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Arbor Research & Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arbor Research & Trading, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 12, 2019

ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	2,478,560
Clearing Account Deposits with Broker-Dealers		2,276,942
Receivable from Clearing Broker-Dealers		1,216,127
Subscriptions Receivable		187,942
Receivable from related party		85,121
Furniture, Equipment, Softare and Leasehold Improvements Net of accumulated depreciation and amortization of $4,034,032		181,973
Prepaids and Other Assets		149,500
TOTAL	$	6,576,165

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred subscription revenue	$	825,129
Lease liabilities		48,838
Payable to related party		46,054
Other accounts payable and accrued expenses		191,449
Total liabilities		1,111,470
MEMBER'S EQUITY:		
Member's Equity		5,464,695
TOTAL	$	6,576,165

The accompanying notes are an integral part of this financial statement

ARBOR RESEARCH & TRADING, LLC

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holdings, LLC (the "Mezzanine"). The Mezzanine is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — Securities and currency transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

Furniture, Equipment, Software and Leasehold Improvements — Furniture, equipment, software and leasehold improvements is stated at historical cost and consists of furniture and fixtures, equipment, software and leasehold improvements. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, software is depreciated over its useful life of five years and leasehold improvements are depreciated over the life of the lease of five years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2018, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition. The tax years for the years ended December 31, 2016 through December 31, 2018 remain subject to examination by taxing authorities.

Concentration of Cash — The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,276,400 as a Level 1 security at December 31, 2018. The investment is reported at fair value based on end of day quoted market price.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

ARBOR RESEARCH & TRADING, LLC

At December 31, 2018, the Company had net capital, as defined, of $4,860,146, which was $4,760,146 in excess of its required minimum net capital of $100,000.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $542 and an investment of $2,276,400 in a U.S. Treasury Bill that matures on March 21, 2019.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2018.

6. COMMITMENT

The Company leases office facilities under non-cancelable lease agreements through December 31, 2020, which provides for future minimal rentals as follows:

Year Ending
December 31

2019	167,231
2020	150,957
Total	$ 318,188

The lease agreements require security deposits equal to $30,076, which is included in prepaid and other assets on the statement of financial condition.

The company has several leases for communication services which have various expiration dates in 2019 and 2020. Minimum monthly payments required in accordance to these leases total $308,083 and $98,563, respectively.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $46,054 as of December 31, 2018.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2018.

The Company incurred professional fees charged from the Mezzanine during 2018, all of which were paid as of December 31, 2018.

The Company and the Mezzanine entered into an expense sharing agreement during 2015, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Clarity BidRate Alternative Trading System, are to be reimbursed by the Mezzanine to the Company. During 2018, the Company recorded reimbursements of $867,788 under this agreement and had outstanding receivables from the Mezzanine of $82,581 included in prepaids and other assets on the statement of financial condition as of December 31, 2018.

The Company and the Mezzanine entered into an expense sharing agreement during 2016, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Gluskin Sheff + Associates, are to be reimbursed by the Mezzanine to the Company. During 2018, the Company recorded reimbursements of $28,751 under this agreement and had outstanding receivables from the Mezzanine of $2,540 included in prepaids and other assets on the statement of financial condition as of December 31, 2018.

8. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2018:

Furniture	337,507
Equipment	2,682,873
Leasehold Improvements	179,943
Software	1,015,682
Total Furniture and Equipment	$ 4,216,005
Less Accumulated depreciation and amortization	4,034,032
Furniture and equipment, net	$ 181,973

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